Exhibit 99.83

JUST ENERGY GROUP INC.

NOTICE PURSUANT TO SECTION 4.9 OF

NATIONAL INSTRUMENT 51-102 – CONTINUOUS DISCLOSURE OBLIGATIONS

DELIVERED VIA SEDAR

January 4, 2011

TO:	The Securities Commissions or Similar Regulatory Authorities in each of the Provinces and Territories of Canada (collectively, the “Jurisdictions”)

Dear Sirs:

Re: Just Energy Group Inc. (“JE”) – Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations, JE confirms the following.

Names of the parties to the transaction.

JE, Just Energy Income Fund (the “Fund”), Just Energy Corp. (“JEC”), OESC ExchangeCo II Inc. (“OESC ExchangeCo”), Just Energy Exchange Corp. (“JEEC”), ESIF Commercial Trust I (“CT”), UEGL ExchangeCo Corp., the holders of trust units (“Trust Units”) of the Fund, the holders of exchangeable shares, series 1(“Exchangeable Shares”) of JEEC and the holder of the Class A preference shares (“Class A Shares”) of JEC completed a plan of arrangement (the “Arrangement”) and related transactions pursuant to Section 192 of the Canada Business Corporations Act.

Description of the transaction.

The Arrangement resulted in the reorganization of the Fund into a corporation, JE, and included the holders of Trust Units, holders of Exchangeable Shares and the holder of the Class A Shares becoming the shareholders of JE and JE assuming all of the assets and liabilities of the Fund.

Upon completion of the Arrangement, the business, directors and management of JE were the same as the business, directors and management of the Fund and its subsidiaries and administrator, JEC, immediately before the completion of the Arrangement.

Pursuant to the Arrangement, all of the outstanding Trust Units, Exchangeable Shares and Class A Shares were exchanged for common shares (“Common Shares”) of JE on a one-for-one basis.

Pursuant to the Arrangement,, each of the Fund’s Directors Deferred Compensation Plan, Unit Option Plan, Unit Appreciation Rights Plan, Employee Unit Purchase Plan and Employee Profit Sharing Plan (collectively, the “Fund Incentive Plans”) were amended such that, among other things, all references to Trust Units were changed to Common Shares and the outstanding rights to receive Trust Units under the Fund Incentive Plans were exchanged for rights to acquire Common Shares in the same number and on the same terms as they were entitled to acquire Trust Units pursuant to the Fund Incentive Plans.

In addition, as a result of the Arrangement, holders of the 6.0%, convertible unsecured subordinated debentures of the Fund (“Fund Debentures”) and the 6.0%, convertible unsecured subordinated debentures of JEEC (“JEEC Debentures” and together with the Fund Debentures, the “Debentures”) are now entitled to receive Common Shares, rather than Trust Units, on the basis that: (a) the JEEC Debentures will be convertible into Common Shares on their terms at a conversion price of $33.09, with each $1,000 principal amount being convertible into 30.22 Common Shares and (b) the Fund Debentures will be convertible into Common Shares on their terms at a conversion price of $18.00, with each $1,000 principal amount being convertible into 55.5556 Common Shares, and the Debentures were assumed by JE.

Pursuant to the Arrangement, JEEC was amalgamated with Just Energy Group Inc., OESC ExchangeCo, and UEGL ExchangeCo to form “Just Energy Group Inc.”.

For additional information relating to the Arrangement, please refer to the Management Information Circular of the Fund dated May 27, 2010 (the “Information Circular”), which has been filed on the SEDAR profile for the Fund and the press release of the Fund dated December 16, 2010.

Effective date.

The Arrangement was completed effective January 1, 2011.

Reporting issuers.

The Fund and JEEC ceased to be reporting issuers in each of the provinces and territories of Canada as a result of the Arrangement and JE became a reporting issuer in each of the provinces and territories of Canada as a result of the Arrangement.

Date of first financial year-end.

The first financial year end of JE subsequent to the Arrangement is March 31, 2011.

Interim and annual financial statements required to be filed.

In the first financial year subsequent to the transaction, JE will file comparative consolidated financial statements for the years ended March 31, 2011 and 2010.

Documents filed.

For additional information relating to the Arrangement, please refer to the Information Circular, which is filed on the SEDAR profile for the Fund.

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